FILED PURSUANT TO
RULE 424(B)(3)
FILE NO: 333-108780
HINES REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 38 DATED APRIL 6, 2006
TO THE PROSPECTUS DATED JUNE 18, 2004
     This prospectus supplement (this “Supplement”) is part of, and should be read in conjunction with, the prospectus of Hines Real Estate Investment Trust, Inc. dated June 18, 2004 (the “Prospectus”), Supplement No. 12 to the Prospectus, dated April 22, 2005, Supplement No. 14 to the Prospectus, dated May 19, 2005, Supplement No. 20 to the Prospectus, dated August 22, 2005, Supplement No. 28 to the Prospectus, dated November 22, 2005, Supplement No. 34 to the Prospectus, dated February 13, 2006, Supplement No. 35 to the Prospectus, dated February 28, 2006, Supplement No. 36 to the Prospectus, dated March 16, 2006 and Supplement No. 37 to the Prospectus, dated March 28, 2006. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
     The purposes of this Supplement are as follows:
•	to provide an update on the status of our public offering; and

•	to describe the acquisition of an approximate 80% interest in a property located in Chicago, Illinois by the Core Fund.
Status of the Offering
     As of April 3, 2006, we had received gross offering proceeds of approximately $320.6 million from the sale of 32,339,832 of our common shares, including approximately $3.8 million of gross proceeds related to the sale of 403,479 common shares pursuant to our dividend reinvestment plan. As of April 3, 2006, 168,043,647 common shares remained available for sale to the public pursuant to the offering, exclusive of 19,596,521 common shares available under our dividend reinvestment plan.
Acquisition of 333 West Wacker by the Core Fund
     On April 3, 2006, an indirect subsidiary of the Core Fund, along with the Institutional Co-Investors, acquired an office property located at 333 West Wacker in the central business district of Chicago, Illinois. The indirect subsidiary of the Core Fund acquired an approximate 80% interest and the remaining 20% interest was acquired by the Institutional Co-Investors. The seller, Kan Am Grund Kapitalanlagegesellschaft MBH, is unaffiliated with Hines REIT, Hines or any of its affiliates. The Core Fund now indirectly holds interests in a portfolio of twelve office properties.
     The contract purchase price for 333 West Wacker was approximately $222.5 million, exclusive of transaction costs, financing fees and working capital reserves. The acquisition was funded by borrowings under a revolving credit facility with KeyBank National Association held by an indirect subsidiary of the Core Fund, capital contributions from the Institutional Co-Investors and a $124.0 million mortgage loan obtained from The Prudential Insurance Company of America in connection with the acquisition. The purchase price for this property was determined through negotiations between the seller and the advisor to the Core Fund. Hines REIT paid no fees or compensation to the Core Fund, its managing general partner or advisor in connection with the acquisition of 333 West Wacker. In connection with this acquisition, the Core Fund’s management expects third-party investors in the Core Fund will pay an affiliate of Hines advising the Core Fund acquisition fees totaling no more than approximately $1.6 million. The Core Fund has retained Hines to serve as property manager for 333 West Wacker.
     The Core Fund’s management currently has no plans for material renovations or other material capital improvements at the property and it believes the property is suitable for its intended purpose and adequately covered by insurance. The cost of 333 West Wacker (excluding the cost attributable to land) will be depreciated for tax purposes over a 40-year period on a straight-line basis. We believe the property offers several competitive advantages, including its premier location on the banks of the Chicago River, immediate proximity to a broad range of amenities, high-quality tenant base and excellent physical condition of the property.
     The property consists of a 36-story office building and a parking structure that were constructed in 1983. The building contains 867,821 square feet of rentable area and is approximately 95% leased. Skadden Arps, Slate, Meagher & Flom, LLC, a legal firm, leases 161,342 square feet, or approximately 19% of the property’s rentable area. This lease expires in June 2009. Nuveen Investments, Inc., an investment services company, leases 156,392 square feet, or approximately 18% of the property’s rentable area. This lease expires in February 2013. No other tenant leases more than 10% of the rentable area. The balance of 333 West Wacker is leased to 32 office and two retail tenants. The following table shows the weighted average occupancy rate, expressed as a percentage of rentable square feet, and the average effective annual gross rent per leased square foot, for the property during the past two years ended December 31(2):

	Weighted	Average Effective
	Average	Annual Gross Rent per
Year	Occupancy	Leased Sq. Ft.(1)
2004	93.0%	$18.70
2005	93.2%	$18.95

(1)	Average effective annual gross rent per leased square foot for each year is calculated by dividing such year’s cash-basis total rent revenue (excluding operating expense recoveries in excess of each tenant’s base year component), by the weighted average square footage under lease during such year.

(2)	Hines REIT requested the information required to calculate the weighted average occupancy and average effective annual gross rent per leased square foot of 333 West Wacker for the most recent five years from the Seller, who responded that the information required to perform these calculations for the years ended December 31, 2001-2003 was not within their knowledge or reasonably available to them. As such, the weighted average occupancy and average effective annual gross rent per leased square foot of 333 West Wacker for the years ended December 31, 2001-2003 has been omitted as information not known or reasonably available to Hines REIT, in reliance on Rule 409 under the Securities Act of 1933, as amended.
     The following table lists, on an aggregate basis, all of the scheduled lease expirations over each of the years ending December 31, 2006 through 2015 for 333 West Wacker. The table shows the approximate leasable square feet represented by the applicable lease expirations:

		Gross Leasable Area
	Number of	Approximate	Percent of Total
Year	Leases	Square Feet	Leasable Area
2006	5	52,893	6.1%
2007	3	63,807	7.4%
2008	4	45,794	5.3%
2009	5	175,465	20.2%
2010	6	73,178	8.4%
2011	4	61,873	7.1%
2012	5	55,502	6.4%
2013	3	206,790	23.8%
2014	2	19,845	2.3%
2015	2	39,698	4.6%

Description of Debt Related to the Acquisition of 333 West Wacker
     In connection with the acquisition of 333 West Wacker, on April 3, 2006 an indirect subsidiary of the Core Fund entered into a mortgage agreement with The Prudential Insurance Company of America in the principal amount of $124.0 million. The loan bears interest at a fixed rate of 5.66% per annum, has a ten-year term and is secured by 333 West Wacker. The mortgage agreement contains customary events of default, with corresponding grace periods, including, without limitation, payment defaults, cross-defaults to other agreements and bankruptcy-related defaults, and customary covenants, including limitations on the incurrence of debt and granting of liens and the maintenance of certain financial ratios. This loan is not recourse to the Core Fund or to the Company.